February 24, 2022

Attn: Ibolya Ignat; Brian Cascio; Chris Edwards; Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Re:	Kolaboration Ventures Corporation
Offering Statement on Form 1-A
Amended February 24, 2022
File No. 024-11791

Dear Sir or Madam:

We hereby submit the responses of Kolaboration Ventures Corporation (the “Company” or “KVC”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated February 14, 2022, providing the Staff’s comments with respect to Amendment No. 1 to the Offering Statement on Form 1-A/A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Management’s Discussion and Analysis, page 51

1.	Regarding your Reorganization/Roll-up Transaction that became effective on October 1, 2021, explain to us, in reasonable detail, how you considered providing pro forma financial information in your filing reflecting this transaction pursuant to Article 11 of Regulation S-X, which requires pro forma financial information when events occur for which disclosure of pro forma financial information would be material to investors. Please refer to Part F/S of Form 1-A and Sections 3140 and 3160 of the Division of Corporate Finance Financial Reporting Manual (“FRM”) that include guidance and an illustrative list of events that could trigger reporting of pro forma financial information. Please revise to include pro forma financial statements and financial information as appropriate. In doing so, please disclose pro forma adjustments that give effect to the different cost structure and tax treatment applicable to the Corporation from those applicable to the predecessor entity, an LLC, or tell us why such presentation and disclosures are not applicable. Please revise your MD&A disclosures to quantify and discuss the expected change in your tax and cost structure subsequent to the Roll-up Transaction.

Response: The disclosure has been revised accordingly.

U.S. Securities and Exchange Commission February 24, 2022 Page 2

2.	Regarding the Pacific Reserve Acquisition discussed on page 48, provide us with your analysis to determine whether this acquisition is considered probable and therefore, historical financial statements or pro forma financial statements should be included in your filing. Refer to Rules 3-05, 8-04, 8-05 and Article 11 of Regulation S-X as applicable in your response. Please include the impact of this transaction in the pro forma financial statements. In addition, please provide a detailed discussion of how you will account for this reorganization transaction and cite the specific authoritative literature you utilized to support your accounting treatment. Please revise your MD&A to discuss the expected effect of this acquisition on your future results of operations.

Response: The disclosure has been revised accordingly.

Financial Statements

Note 14: Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report, page F-33

3.	We note that on January 4, 2022, KVC effected a 20:1 forward stock split. Please revise your financial statements and financial data throughout the filing to give retroactive effect of the forward stock split in accordance with ASC 260-10-55-12, 505-10-S99-4 and SAB Topic 4C.

Response: The disclosure has been revised accordingly.

Exhibits

Exhibit 17.4

Form of Subscription Agreement – Exhibit 1A-4

The Form of Subscription Agreement has been updated pursuant to a request from Dealmaker.tech to include certain Annexes.

Audit Consent – Exhibit 1A-11

An updated consent of our independent registered public accounting firm is being filed as Exhibit 1A-11.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 225-1167 or Valerie D. Bandstra, Esq. of Weintraub Law Group P.C. at (641) 204-1990.

Sincerely,

Kolaboration Ventures Corporation

By:	/s/ Charles Wesley
Charles Wesley
Chief Financial Officer

cc:	Valerie D. Bandstra, Esq.
Richard A. Weintraub, Esq.